UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   December 24, 2010           File No.   001-33515

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Closes Flow Through Financing

December 23, 2010, Vancouver, Canada.  Dejour Enterprises Ltd. (NYSE AMEX:  DEJ/TSX:  DEJ) announces that it has closed its previously announced private placement with Macquarie Private Wealth Inc. Gross proceeds from this flow through financing totaled C$888,940 corresponding to 2,339,315 shares sold at $0.38.  Agents have been issued 140,359 warrants to purchase common shares @ C$0.38 per share for 12 months.

A director of an affiliate of Dejour purchased approximately 21% of the offering.

This flow-through share private placement is for Canadian investors only. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: December 24, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer